September 18, 2015

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3010

Re:	Park Place Energy Inc. Registration Statement on Form S-4 Filed July 21, 2015 File No. 333-205771

Ladies and Gentlemen:

Set forth below are the responses of Park Place Energy Inc. (“Hold Co.” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter, dated August 11, 2015, concerning the above-referenced Registration Statement on Form S-4 (the “Form S-4”). Hold Co. submitted to the Commission today, via EDGAR, Amendment No. 1 to the Form S-4 (“Amendment No. 1”), including, where necessary, additional information or revisions requested by the Staff. To assist the Staff in reviewing Amendment No. 1, we are sending via email to Parhaum J. Hamidi a copy of this letter and copies of Amendment No. 1, which have been marked to show changes from the Form S-4 as filed with the Commission on July 21, 2015.

The responses below follow the sequentially numbered comments from the Staff’s letter of August 11, 2015. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Comparison of Stockholder Rights Before and After Reincorporation

1. We note that, whereas Section 2.3 of PPEC’s bylaws allows stockholders owning at least 20% of the voting power of issued shares to call a special meeting. Provisions 2.3 and 3.7 of your bylaws limit the right to call a special meeting to your Board, its chairperson, and your CEO or President. Please expand your disclosure to describe this difference under your new bylaws in the “Comparison of Stockholder Rights” section.

Response: In response to the Staff’s comment, Hold Co. has modified Section 2.3 of its bylaws to provide that special meetings of stockholders may be called at any time only by the board of directors, the chairperson of the board, the chief executive officer or the president (in the absence of a chief executive officer), or by a stockholder or group of stockholders holding collectively 35% of the outstanding shares of Hold Co. common stock. In addition, Hold Co. has revised the disclosure in the prospectus/proxy statement to describe the difference between Hold Co.’s bylaws and PPEC’s bylaws. Please refer to Section 2.3 of Hold Co.’s bylaws (on page C-1 of Annex C attached to Amendment No. 1) and to page 35 of Amendment No. 1.

2200 Ross Ave., Suite 4500 E, Dallas, TX 75201 USA

PH: (214) 220-4340; FAX: (214) 220-4349

www.parkplaceenergy.com

Incorporation by Reference

2. It appears you may be ineligible to incorporate by reference certain information that Form S-4 requires. Please expand your disclosure to provide the information that Item 14 of Form S-4 requires. For guidance, you may refer to General Information B.1. and Items 10 through 14 of Form S-4.

Response: In response to the Staff’s comment, and to include the information required by Item 14 of Form S-4, copies of PPEC’s Annual Report on Form 10-K for the year ended December 31, 2014 and PPEC’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 will be incorporated into and delivered to PPEC stockholders with prospectus/proxy statement. In addition, Hold Co. has revised the disclosure in to state, wherever appropriate, that such materials are incorporated into and being delivered with prospectus/proxy statement. For example, please see the disclosure under the second paragraph under “Cautionary Statement Concerning Forward-Looking Statements” on page 1 of Amendment. No. 1. Also, please refer to Annexes E and F of Amendment No. 1.

Exhibit Index

3. We note that the disclosures on pages 43 and 44 where you list several “material U.S. federal income tax consequences of the Reincorporation.” In this regard, you state that no gain or loss will be recognized by PPEC or Hold Co. and a U.S holder that exchanges PPEC common stock solely in exchange for Hold Co. common stock will recognize no gain or loss upon receipt of Hold Co. common stock. It appears that the tax consequences of the reincorporation may be material to shareholders. Please file signed and executed copies of all tax opinions of counsel that Item 231 of Form S-4 and Item 601 of Regulation S-K require. For guidance, refer to Section III.A.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: In response to the Staff’s comment, PPEC has obtained an opinion from Gardner Firm PLLC to the effect that the disclosure contained in the prospectus/proxy statement correctly states the material federal income tax consequences of the transaction. A copy of this opinion has been included as Exhibit 8.1 to Amendment No.1.

The Company believes that the foregoing has been responsive to the Staff’s comments.

The Company will submit to the Staff the requested written statement at the time that it requests acceleration of the effectiveness of the Form S-4.

If you have any questions related to this letter, please contact me at (214) 220-4340.

Sincerely,

/s/ Francis M. Munchinski

Francis M. Munchinski, Secretary and Treasurer

Enclosures

cc: Parhaum J. Hamidi, Staff Attorney

2200 Ross Ave., Suite 4500 E, Dallas, TX 75201 USA

PH: (214) 220-4340; FAX: (214) 220-4349

www.parkplaceenergy.com